Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

An Update from the Integration Team

May 10, 2013

Fellow Employees:

We’re pleased to report the latest on our progress in planning the integration of American Airlines and US Airways. Ours is a big, complex task guided by a team of committed professionals from both airlines who have joined forces to create not just the biggest, but the best airline in the world.

Consider the numbers: Our integration will include more than 110,000 people serving 187 million customers a year flying to and from 336 destinations on more than 1,500 planes. Boil that down, and we will need to align thousands of systems, applications, procedures and policies as we implement the merger. And we want to get every one of them right.

The Integration Management Office (IMO) – the “nerve center” of our integration effort – has been firing on all cylinders since we last provided an update. As we have previously shared, there are 29 teams planning the integration of our commercial, customer-facing, operations, and corporate and staff functions for our two airlines. We’ve also created several cross-functional taskforces that will work on specific objectives. One, for example, is preparing a joint crisis response plan, while another is already focusing on obtaining a single operating certificate for the combined carrier.

This week several teams – those who have tasks that must be accomplished leading up to legal close or that otherwise will enable us to capture and deliver value to customers and employees – gathered in Dallas/Fort Worth to discuss and align objectives, set milestones, and properly sequence activities. Ultimately, we are working to create an airline that keeps our current customers happy, brings in new customers, provides a great place to work, and achieves the financial value that will make it all possible.

We know this planning process raises many more questions than answers at this time. How long will this take? What changes might affect you and when? As a guideline, we are planning toward a third-quarter transaction close. Between now and then, the leadership team for the new company will be named; this week Tom

Horton and Doug Parker shared that they expect to name the senior team around the end of May or early June. And, once the merger closes, you will start to see things change as we begin to implement our integration plans.

Following close, we anticipate it could take at least 18 months before we operate as a single carrier. In the interim, we’ll begin to extend to customers some of the benefits they’ll see from the merger, including the ability to combine flights on a single itinerary and earn and redeem frequent flyer miles across airlines. We are committed to educating our employees on those changes so that you can provide the best service to our customers. Only later in the process will we combine, for example, reservations systems and combine our operations control centers.

Our goal is to make these transitions as smooth as possible at every phase. Please watch for regular updates from us as the work of the IMO continues, and we encourage you to read each weekly edition of our joint merger newsletter Arrivals, which you can find on Jetnet or Wings, to learn more about what’s happening across both airlines.

While our integration planning teams continue their work, the biggest priority for all of our employees is to stay focused on running both airlines safely while maintaining a reliable and convenient experience for our customers.

We have a great deal of work ahead as we plan to put the new American back on top. With the best people in the industry alongside us, we know we will succeed. A big thanks to all of you for your hard work and commitment to our customers as our busy summer travel season approaches.

Sincerely,

Robert Isom	Bev Goulet

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.